Exhibit 99.1

Ultragenyx Proposes to Acquire Dimension Therapeutics for $5.50 Per Share in Cash

September 18, 2017 – 8:30 AM PST Conference Call Transcript

Ryan Martins, Vice President, Strategy and Investor Relations

Introduction: Participants and Agenda

Good afternoon and welcome to the Ultragenyx Pharmaceutical conference call to discuss Ultragenyx’s proposed offer to acquire Dimension Therapeutics, a publicly traded gene therapy company based in Cambridge, Massachusetts. We have issued a press release, which you can find on our website at Ultragenyx.com and have also posted a slide deck under Events and Presentations in the Investors section of our website. I am Ryan Martins, Vice President of Strategy and IR. With me today are Emil Kakkis, Chief Executive Officer and President, and Shalini Sharp, Chief Financial Officer.

The investor slide presentation accompanying this call contains an introductory note of caution concerning forward-looking statements and also an explanation that the offer reflected in the Ultragenyx proposal has not yet commenced, directing investors to where to find filings that will contain important information about the offer after it has been commenced.

I will now turn the call over to Emil.

Dr. Emil D. Kakkis, Chief Executive Officer and President of Ultragenyx Pharmaceutical:

Thanks, Ryan. Good morning everyone and thank you for joining us today.

We appreciate the opportunity to expand on our announcement this morning that we have offered to acquire Dimension Therapeutics for $5.50 per share in cash in a transaction with an equity purchase price of approximately $138 million in cash at close.

This represents: A premium of more than 358% to Dimension’s unaffected share price as of August 24, 2017; a premium of 24% to the implied value of REGENXBIO’s all stock agreement as of market close last Friday; and a premium of 48% to their agreement based on the REGENXBIO trailing 20-trading day volume weighted average share price.

We believe this proposal would deliver superior value to that implied by REGENXBIO’s current all-stock proposal as it: provides Dimension shareholders with a substantial premium in cash and certain value at close as an all-cash bid; has no financing contingency; provides more favorable merger agreement terms with improved certainty for Dimension shareholders; and provides a quicker projected close than an all stock transaction. We are prepared to complete confirmatory diligence in 2 weeks.

Concurrent with this announcement, we have sent a letter extending our offer to Dr. Annalisa Jenkins, President and Chief Executive Officer of Dimension.

Up until today, Ultragenyx’s success as a company has been driven by our focus on diseases with clear biology, finding ways to engage in rapid development, and building with a global vision. The Board and I believe that this transaction provides a compelling opportunity to leverage Ultragenyx’s advanced clinical development and regulatory expertise, as well as our rare disease commercial infrastructure, in order to advance Dimension’s rare disease focused gene therapies from phase 1/2 into advanced stages, and if approved, commercialization. Adding Dimension’s gene therapy technology to our technology base of small molecules, proteins, and mRNA programs would provide us the optimal set of options for treating metabolic genetic diseases by selecting the best treatment strategy available for each disease.

When exploring opportunities for business development, we at Ultragenyx look for five main criteria: Focus on rare and ultra-rare diseases, genetic diseases with clear biology, high potential for meaningful clinical benefit for patients, ability to translate existing science to the clinic rapidly, and finally having global rights to key assets.

Through their broad early-stage pipeline and gene therapy approach, Dimension fits strongly within all of these criteria.

Acquiring Dimension would allow us to significantly expand our capabilities beyond the technologies we had initially focused on. When we founded Ultragenyx in 2010, our goal was to develop as many rare and ultra-rare disease therapeutics as possible. We have focused on small molecules and proteins initially, but have expanded our technology over time to improve our ability to address an even broader array of genetic diseases with the best possible treatment strategies. With Dimension, we have taken a step further to add an additional approach to treating rare genetic diseases using gene therapy.

For those of you unfamiliar with the company, Dimension is developing new therapeutic AAV gene therapies for those living with rare metabolic genetic diseases. At Ultragenyx, we share Dimension’s mission and vision for bringing transformational new therapies to patients with these diseases. We have followed their progress closely, and are impressed with the advances they have made across their product pipeline. I have served as a scientific advisor to Dimension since 2013, and through that experience gained a great deal of respect for their talented employees and deep expertise in AAV gene therapy and manufacturing.

Specifically, DTX301 is the Company’s lead program in OTC deficiency, the most common type of urea cycle defect. The program is currently in a Phase 1/2 clinical testing having just treated their first patient in clinical study. We expect initial interim data to be available sometime later this year or early next year.

Dimension is also developing an AAV gene therapy for glycogen storage disease type la, a metabolic defect in the liver that stops glucose release and increases glycogen accumulation. This therapy is expected to enter clinic in 2018.

Dimension also has a partnership with Bayer for the development of Factor VIII gene therapy which is also expected to be in the clinic in 2018.

In addition to those programs in or near clinical stage, Dimension has licenses for a number of other metabolic conditions. They also hold one remaining option for an undefined genetic disease. In addition to the portfolio of disease programs, I have great expertise – respect for the expertise they have assembled for AAV process development and manufacturing, which is a key factor in executing AAV clinical trials and bringing these gene therapies to market.

As we outlined in our offer letter, our vision is to leverage our significant advanced stage clinical development and regulatory expertise, as demonstrated by submissions of marketing applications for two products in the US and EU during this last year, to Dimension’s portfolio.

The addition of Dimension’s early clinical and pre-clinical pipeline will create a substantial number of opportunities in the ultra-rare disease space, allowing us to continue with our vision of assisting those afflicted by forgotten or ignored diseases.

Ultragenyx has several important catalysts through 2018 in Burosumab, rhGUS, and in the UX007. Now, the addition of Dimension’s clinical candidates provides additional catalysts in 2018 and 2019 and more opportunities to create substantial value for shareholders in the near term with larger rare disease populations potentially treatable for their first indications.

As experts in the metabolic rare disease space, our scientific, clinical, regulatory, and commercial skills would be highly complementary to Dimension’s technology, programs, and people. As such, we believe that a combination of our respective organizations will maximize the impact we can have for patients by bringing much-needed therapies to market. As we head to potential commercialization for two products in 2018, we believe that we are best prepared to support the global filing and commercialization for products successfully developed from Dimension’s portfolio.

Furthermore, we believe that the collective talents of Dimension’s employees would be an impressive addition to Ultragenyx. We envision maintaining a gene therapy development unit and manufacturing development team at Dimension’s current facilities in Massachusetts that would retain this critical institutional knowledge.

The transaction we are proposing is following a prior proposal from REGENXBIO. As you are likely aware, REGENXBIO and Dimension signed a definitive agreement for the all-stock acquisition of Dimension with an exchange ratio of 0.1573 REGENXBIO shares for each Dimension share.

The agreement between Dimension and REGENXBIO allows for termination by Dimension in the event of a Superior Proposal. Our cash bid represents premiums to the implied value of REGENX’s all stock agreement of 24% based on REGENX’s latest closing price and 48% based on REGENX’s trailing 20-day volume weighted average share price, in addition to offering greater speed and deal certainty than the REGENXBIO transaction. In our view, our offer is a Superior Proposal.

Additionally, we have sufficient cash resources on our balance sheet to fully fund this acquisition, and our offer is not subject to any financing conditions. We have provided a draft merger agreement to Dimension and are prepared to accept nearly identical terms to, which are in fact more favorable than, Dimension’s existing agreement with REGENXBIO

Also, our proposed all-cash transaction is structured as a tender offer, which could be completed as soon as 25 days following entry into the merger agreement.

No additional shareholder approvals would be needed to consummate the transaction.

Finally, based on our current knowledge of Dimension from publicly available information, we do not believe that any other material approvals would be required for us to consummate the transaction, other than the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act and, if applicable, any approvals under foreign antitrust laws.

In contrast, the existing merger agreement with REGENXBIO is conditioned on SEC clearance of a registration statement by REGENXBIO and Dimension shareholder approval. In our view this represents a meaningfully longer process to close the transaction.

To summarize the highlights of our proposal, we firmly believe that Ultragenyx’s $5.50 per share offer is compelling, full and fair, and represents a Superior Proposal to the existing agreement with REGENXBIO. The cash structure also delivers certainty and faster time to close compared with an all-stock offer. Additionally, the proposed merger agreement helps provide further deal certainty to Dimension shareholders.

As stated before, we look forward to engaging with Dimension with the goal of consummating a transaction expeditiously, as we believe that our offer represents a “Superior Proposal” under the merger agreement with REGENXBIO. The next steps you can expect in this process are that: We will execute a CDA and conduct expedited due diligence after Dimension determines to engage with us; will negotiate a merger agreement and submit a binding proposal post-diligence; Dimension’s Board of Directors will make a “Superior Proposal” determination and terminate its merger agreement with REGENXBIO in order to sign an agreement with Ultragenyx; we will launch a tender offer and obtain customary approvals; and the tender offer could complete as soon as 25 days after our merger agreement signing.

We thank you for taking the time to listen to today’s call.

We want to make sure you have all the facts you need, and are now happy to answer any questions you may have.

Q&A

Operator

Ladies and gentlemen if you have a question or a comment at this time, please press the star, then the “1” key on your touch tone telephone. If your question has been answered and you wish to remove yourself from the queue, please press the pound key.

Our first question comes from Eric Schmidt with Cowen and Company.

Q: Thanks for the call and taking my question, or questions. Two quick ones: Maybe Emil, just on the background process here with REGENXBIO, can you talk about whether you were late to the game or weren’t given a look in an original auction? Why are you needing to jump in right now? And then second, I don’t believe you’ve talked about gene therapy as a platform of interest historically. Can you talk about maybe what’s changed and whether you now think the time is right for gene therapy or that Ultragenyx is particularly in need here with regard to such a platform? Thanks.

Emil: Thanks, Eric. So I’ve been affiliated with Dimension from near its founding as an advisor, but we really did not become aware of a transaction until 3 weeks ago, and so that’s what got us going. Now the question is why are we doing gene therapy now? I think if you look in the long run for us as a company, if you want to treat rare diseases, gene therapy is gonna [sic] be one of the modes to optimally treat some rare diseases though not all of them. We wanted to be able to do that at some point in time. When we started the company earlier we preferred the small molecules and proteins to get us started as a company, but now that we’ve reached commercialization stage for two of those programs moving forward, the opportunity then to move into gene therapy for certain indications I think is something we should do, and this opportunity represents the best opportunity for us as a company to get into that space. And I think given the excitement and success of some of the gene therapy programs out there we think this is an opportune moment to think about this platform as a way to address certain genetic diseases that might not be addressed by any other method.

Q: Got it, thank you.

Operator

Our next question comes from Joseph Schwartz with Leerink Partners.

Q: Great, thanks for taking my question as well. I was wondering if you could talk about how Dimension’s candidates would fit with your own based on their anticipated commercial footprint and what sales and marketing resources do you require to execute your current plan on a standalone basis and then how that would be leveraged differently if you had Dimension?

Emil: Well currently if you look at our portfolio products we have two programs that are already in the inborn error or the biochemical genetics area which is the rHGus or for the enzyme therapy for MPS7 and then also the fatty acid oxidation defect group so those two areas have us interacting with inborn error doctors around the world. In fact, if you look at the two lead programs, it’s the OTC program and the GSD1, or glycogen storage disorder disease 1, it’s the same doctors that treat those diseases as treat our others. So we think there’s excellent therapeutic fit with their inborn errors initial targets and ones that we’re doing already. So we think it’s rather seamless to be able to put those programs into our operation going forward. Now they are earlier stage, they’re in the Phase 1/Phase 2 stage. Our other programs are actually at Phase 3 or filing, so they’re later stage. So I think it fits very nicely for us to go out, finish, launch those programs, assuming they get approved, and then have these programs coming forth to fall into that infrastructure that we’ve built commercially. So from a fit standpoint I think from a therapeutic area, from a timing and from a technology standpoint we think it’s a great complementary fit to what we have today.

Q: Okay, thanks for that. And I was wondering if you could also give us your latest view about how the opportunities at Dimension compared to those in your own pipeline at a similar stage such as Arcturus and galactosialidosis?

Emil: Well galactosialidosis is another small enzyme therapy program like our MPS7 program. We are doing those programs because we think they can be successful where the amount of enzyme provided needs to be fairly substantial. The RNA programs, there may be a situation where mRNA is a superior approach than gene therapy, particularly for RNAs that are very large and certain other proteins where you need a different distribution. So we think there are some places where mRNA can be optimal and where gene therapy might be optimal. And we’ll look at each disease to understand what are the characteristics of the protein, the stability of the disease itself, the characteristics that are required optimally fit. And this just allows us to pick the best mode rather than being stuck on using the only mode we have. So I think it gives us greater options, more tools in the toolbox to make the right decisions on how to treat certain genetic diseases.

Q: Great, thanks for taking my questions.

Operator

Our next question comes from Laura Chico with Raymond James.

Q: Good morning, thanks for taking the question. Emil, I think in your initial comments you kind of alluded to the fact that you’ve always been rather agnostic towards certain drug classes and molecule types. So I guess, you know, just continuing on the prior questions, could you elaborate perhaps on how you might reprioritize your existing pipeline opportunities? And maybe for Shalini, also how do you think about the impact of this potential transaction to your R&D and G&A expenses going forward?

Emil: So from a pipeline standpoint, if you look at where we’re at, we actually have programs that are Phase 3 and beyond, and we had only one that was coming up to an IND which was galactosialidosis. The other programs in preclinical we haven’t talked about recently. So these programs are fitting right in the Phase 1/2 slot for us, so I think there’s – there’s actually an opening in our pipeline. I don’t think it changes that we have other programs that might come to an IND and we’ve talked about reaching a steady state of one IND a year as a company, and five to seven in the clinic. And so this acquisition puts some products right into the pipeline. What happens to other programs, what reaches an IND, depends on the science and the medicine. Is it the right thing, is it the right – is it doing what it needs? And we will work through that discussion as we get to that point of being ready to file INDs, so I don’t think I see any big changes. I think it fits very nicely in an opening we have in our pipeline. Maybe Shalini, do you want to talk about the other question?

Shalini Sharp, Chief Financial Officer

Shalini: Sure, so with regard to the expense question, again we do have sufficient cash resources right now to fully fund the acquisition and the offer is not subject to any financing conditions. Relative to our market cap and cash resources, the deal is actually quite tractable and we are pretty well capitalized. So as of June 30 of 2017 we had $457.5 million in cash and investments on the balance sheet. We also with the recent discontinuation of Ace-ER, are able to reduce expenditures from existing programs to provide some offset to the spending on the Dimension portfolio. And in addition, Dimension had $47.4 million in cash equivalents and investments as of June 30. So Dimension’s existing cash balance and potential future partnering revenue could also offset some of the expense associated with the gene therapy portfolio.

Q: That’s very helpful. I guess one follow-up question if I may: You also mentioned the DTX 301 readout could possibly be as soon as year-end or early ’18. I’m wondering if you could – given that it’s gonna (sic) be early data, could you help us perhaps frame expectations around that?

Emil: Well right now we’re talking from public statements that have been made. We don’t really have any more detailed information to provide about that. I think the key thing is that they’re in the clinic, and they’re starting the process of treating OTC patients. And no doubt the actual process will take time as they work through different cohorts and dosing, etc. So we think it’s gonna take some time as we get through looking at that indication but there’s certainly good nonclinical data showing how treatment of OTC could be accomplished by gene therapy.

Q: Thanks very much.

Operator

Our next question comes from Liisa Bayko with JMP Securities.

Q: Hi, great, thanks for taking my question. Just following up on some of the earlier questions. Are you – is this a signal of maybe a shift? Are you open to exploring more platforms with gene therapy? And maybe you could talk a little bit more specifically about what unique capabilities the Dimension platform has, and any thoughts on manufacturing? Thanks so much.

Emil: I don’t think it’s a – I think it’s a step forward, I’m not sure it’s a shift. It’s not like we’re running away from anything, we’re continuing to do what we do. We started with small molecules and proteins because I wanted to limit technology risk early on at the start of the company. We then added mRNA and we found a partner for that and added that into our portfolio. Adding gene therapy I think is a natural expansion of the direction we need to go in to give ourselves the complete palette of options for how to treat genetic diseases, and I think you would agree that if gene therapy approaches are able to solve the problem for a patient, then we want to be in that space too if that’s the best way to go. We don’t want to be just doing things that we know when there’s actually better technologies out there. But I think what has changed is we have grown as a company, we’ve achieved a certain level of maturity and success that allows us to be able to support a technology play like this. I would also point out – and you mentioned the manufacturing – that the Dimension team has done an exceptionally good job of putting together their manufacturing and product development capabilities and we think that’s a critical part of doing AAV well and that plays into this. If they didn’t have that I think it’d make it a harder play to be chasing a technology platform production when – if it wasn’t already in hand. So the fact they have the technology and they have been developing the skills to do this manufacturing I think is extremely important. Being able to potentially bolt on that technology and that group to be able to do this work for us rather than us trying to reinvent it ourselves. So that’s why together it makes a smart combination, expands our opportunities and takes advantage of their skills and capabilities they’ve been developing to achieve AAV as a gene therapy.

Q: Okay, thank you.

Operator

Our next question comes from Adam Walsh with Stifel.

Q: Hey, good morning, thanks a lot for taking my question. I just have a strategic question – have you considered the possibility that REGENXBIO might come back with a higher bid? And in that context, how committed are you to acquiring Dimension? Thanks.

Emil: Well certainly we don’t know what REGENXBIO will do. They certainly I’m sure made their proposal based on the value they saw. We’ll wait and see what they do. We personally have some steps that will have to proceed. And we’re personally convinced that this is an important step for us, and an acquisition we should do to build the company in the long-term future of Ultragenyx.

Q: Great, thanks.

Operator

Our next question comes from David Nierengarten of Wedbush Securities.

Q: Hi, thanks for taking my question. Maybe just going a little bit earlier into Dimension’s portfolio, were there any of the assets that I think Dimension kind of deemphasized in the past to conserve resources that are particularly attractive? You know, Wilson, or PKU or citrullinemia?

Emil: Well we’ve looked at all of those assets. We’re actually very familiar with those diseases. I think it’s fair as a company to have focused in on two indications as a starting place and I think that makes perfect sense. We haven’t decided yet what we would do with the rest of the portfolio. We think there is a good rationale for all of those. Obviously I was on the SAB and involved in the thinking through of some of these choices. So we think there is a pace that you have to execute on and learn from each indication. So I think the first two indications make sense for what they’re pursuing with regard to the metabolic diseases.

Q: And then maybe a quick follow-up on 301, the OTC deficiency – Dimension has dosed a patient there as I recall. Have you seen any data from that patient?

Emil: No, we’ve only been working with public information at this point. We don’t have any data, I think it’s a little bit early to be making even working on what the data mean if that program is just starting. It’s at the beginning.

Q: Got it. Thanks.

Operator

Our next question comes from Gena Wang with Barclays.

Q: Thank you for taking my questions. Emil, so you listed expected next steps and also you gave us a rough timeline of once you reach the merger agreement of 25 days maybe we can see the final result. Could you provide some color in terms of the time that you will likely need to wait or we need to wait until you reach the merger agreement?

Emil: Well, first of all there are some steps they have to go through. We would expect that if they agree that it’s a superior offer and we are in, we would have a couple of weeks of diligence is what we committed to.

Q: Ok, sorry so the total timeline you would estimate reaching the merger agreement would be a few weeks? Is that a fair estimate?

Emil: Yes.

Q: Ok, great. And then you also mentioned a little bit about the license agreement from REGENX for AAV8 and other AAV vectors and just wondering would that be a change going forward or would we know that Dimension license from REGENX would there be any change going forward? If the acquisition is successful will you be able to use the vector, AAV vector from REGENX?

Emil: Well, it is our understanding of the agreement that they have with REGENX that we would be able to retain the option of an additional indication above the current ones. There should be no change in those options.

Q: Okay, and just one quick question on hemophilia A program, the partner was Bayer. Just wondering which AAV is that and what would be the status if the acquisition is successful?

Emil: They have not disclosed which AAV it is and we would get more into that a little bit further.

Q: Ok. Maybe one last question for Shalini. Just wondering, how did you or maybe for both of you, how did you arrive at the 138 million price, and if REGENX comes back with a higher price, are you willing to match? What would be the upper end you are willing to go?

Shalini: Well, Gena, so we think our offer is fair for a gene therapy company with this technology and given the products that they have that are at or ready for clinical stage of development and the indications that they are pursuing, so that is how we considered the valuation in the context of this transaction, and we are committed to moving the transaction forward although, as Emil said, we can’t predict what REGENX would do in this context.

Q: Ok. Thank you.

Operator

Our next question comes from Arlinda Lee with Canaccord Genuity.

Q: Hi, guys! Thank you for taking my question. You had talked about the different components of what you found attractive with Dimension, and I am kind of curious – was there any one in particular that initially drew you to them and are there any other companies’ assets that might have been able to address that one component over really the totality of what they had? Thanks.

Emil: Well, I think first off the focus on certain inborn errors that have great markers for evaluating outcome are valuable that is there are liver-focused metabolic disorders that you can measure and track success I think is important. Besides the fact that they also fit our therapeutic area so I think that was one of the main things.

The second thing is from a technology standpoint, they have a very strong technology base for developing and manufacturing, and we think that is a really important part that we wouldn’t want to have to reinvent. So those two pieces together make this particularly attractive for us.

Q: Maybe following up on the manufacturing, Is there something in their manufacturing ability that can also be used for your own pipeline, or is it limited to gene therapy and what they are working on?

Emil: From our understanding, it is primarily limited to gene therapy, but I am sure that there are a lot of great people that have a breadth of experience as well, so we would obviously take advantage of all of the knowledge that they have there in the Cambridge area. Some of the people are from Genzyme, I’m sure that there is a tremendous amount of talent in that group, which makes it valuable to have in gene therapy or however they might help us.

Q: Ok, great. Thanks very much.

Operator

Our next question comes from Steven Breazzano with Evercore ISI

Q: Thank you for taking the question. Maybe just quickly, how do you view the previous hemophilia B data from Dimension and maybe the read through to the pipeline there? Thanks.

Emil: Yes, we know they discontinued a hemophilia B program there. We are familiar with the situation there. They had used the AV10 vector, a different vector. Different from the ones that are being used for OTC and GSD1 so I think that is one important difference. And they reported that information on inflammation, that was a very competitive space as well with a lot of other parties, so we think it was a complex situation. But because of the different vector and a competitive disease situation we think it doesn’t really relate to the value in OTC and GSD 1 which is AAV8 and a different set of diseases.

Q: Got it, thanks.

Operator: Next question comes from Jim Birchenough from Wells Fargo.

Q: Hi guys, thanks for taking the question. Just on manufacturing with the lead program using the HEK293 that hasn’t always been the easiest thing to scale up. They have a separate HeLa system of bioreactors. So how much of this has been focused on the manufacturing specifically and what is the commitment from Ultragenyx? As that has been a struggle for others in the gene therapy space and then I have a follow up.

Emil: If you follow the AAV field and talk to enough people and I know a number of people who are in the AAV space, manufacturing and making products both for clinical trials and manufacturing is one of the number one issues because there are not a lot of contract manufacturers and the ones that are actually all booked up. So we consider that extremely important. We are using the HEK cells and they are looking at hela cells and they are looking to scale up and they have the technology base to do the process development work in their laboratories in Woburn, so we think they have a good set up to be able to take it to that scale. They have talked about doing 200 liter scale for the OTC programs and 1,000 liter scale for the factor 8 program at a contract manufacturer. We know that they are actually in the space, doing the kind of manufacturing and scale that is required. So we are pleased with what they have been able to do and that they are forward thinking on appropriately run scaled AAV manufacturing. We think that is one of the key advantages of doing the deal with them.

Q: Given their expertise in the area of manufacturing, what can you do to lock up key personnel in those areas?

Emil: Well I think, first of all we don’t believe in like locking up people, we believe in creating a really strong culture and environment of doing great things together, and I think that’s how we build relationships with people. I know some of the people because I’m on the SAB, and I think they have a terrific team. And I think they’re going to find our culture a terrific culture to live and grow in and to move to the next generation, and if that’s the way we work it. We don’t want to try to lock up people. I just don’t believe that works. I think the thing to do is give them a great place to work and do great things, and the leadership they need.

Q: This may be a final question just asked another way, but when – this is clearly an offer above what REGENXBIO initially provided but it’s this kind of stuff – whether this is a fair value. Are you willing to say how much of the value here we can attribute to the manufacturing platform and then the individual programs?

Emil: We wouldn’t really offer any detailed breakdown of the value. I think that’s a very tricky thing to do. We think all of them together provide reasonable value to the deal and we think we’ve put in a fair proposal for it. It’s hard to break it out piece by piece. I think it all as a whole makes sense.

Q: Okay, thanks for taking the question.

Operator

Our next question comes from Maury Raycroft with Jefferies.

Q: Hi, thanks for taking my question, I just have a quick one. Besides the AAV agreement, I’m just wondering if you can give an overview of other IP of interest that Dimension owns and is of interest to Ultragenyx.

Emil: Well I don’t think we want to dive deep into the IP right now, but I think the core thing that relates to the gene vectors that they have licensed technology that a number of people have – and much of it coming from REGENX. But right now we’re comfortable with what they have with regard to protecting and supporting the development of their products.

Q: Great, thank you.

Operator

Again, ladies and gentlemen, if you have a question or a comment at this time, please press the star then the “1” key on your touch tone telephone.

And I’m not showing any further questions at this time. I’d like to turn the call back over to our host.

Ryan Martins

Hi, thanks for listening in to the call, and if you need to reach us at Investor Relations, you can reach me at (415) 483-8257. Thank you.

Operator

Ladies and gentlemen, this concludes today’s presentation. You may now disconnect, and have a wonderful day.

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Forward Looking Statements / Additional Information

Except for the historical information contained in this transcript, the matters set forth in the transcript, including statements of anticipated changes in the business environment in which Ultragenyx operates and in Ultragenyx’s future prospects or results, statements relating to Ultragenyx’s intentions, plans, hopes, beliefs, anticipations, expectations or predictions of its future, or statements relating to Ultragenyx’s offer and the potential benefits of a transaction with Dimension Therapeutics, Inc. (“Dimension”), are forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, such as the regulatory approval process, the timing of our regulatory filings and other matters that could affect sufficiency of existing cash, cash equivalents and short-term investments to fund operations and the availability or commercial potential of our drug candidates. There is no assurance that the potential transaction will be consummated, and it is important to note that actual results could differ materially from those projected in such forward-looking statements. Ultragenyx undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Ultragenyx in general, see Ultragenyx’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2017, and its subsequent periodic reports filed with the SEC.

The tender offer referred to in the transcript (an “Offer”) has not yet commenced. Accordingly, the transcript is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of Dimension common stock or any other securities. On the commencement date of any Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the SEC by Ultragenyx and a wholly owned subsidiary. The offer to purchase shares of Dimension common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the SEC by Ultragenyx as part of its Schedule TO. Investors and security holders are urged to read both the tender offer statement and any solicitation/recommendation statement filed by Dimension regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer statement.